GRANT A. BARBER
Chief Financial Officer
Hughes Communications, Inc.
11717 Exploration Lane
Germantown, Maryland 20876

October 30, 2008

Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:          Hughes Communications, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 10, 2008, File No. 001-33040
Supplemental Response provided on October 10, 2008

Dear Mr. Spirgel:

This letter is in response to your letter dated October 17, 2008 (the “Comment Letter”) containing a supplemental comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Form 10-K of Hughes Communications, Inc. (the “Company”) for the fiscal year ended December 31, 2007.  The response set forth below contains the supplemental comment contained in the Comment Letter.  The Company’s response is set forth below in italicized type.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K
Compensation Discussion and Analysis, page 13
Elements of Compensation, page 13

Comment.    We have considered your response to comment one in our letter dated September 30, 2008.  Please indicate that you intend to disclose the company performance targets used under the annual incentive plan or provide a more comprehensive analysis as to why disclosure of each company-level performance target for the last fiscal year would cause you competitive harm when disclosure of the performance target will occur after the fiscal year has ended and actual company results will have been disclosed.

Response.    We confirm that, in future filings, we will disclose the Company Performance Targets used under the annual incentive plan.  If a change of circumstance occurs in the future that causes us to determine that it is appropriate to omit such targets to avoid disclosure that would result in a reasonable risk of competitive harm to the Company, we will provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

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In connection with our response to the above stated comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me should you or your staff have any questions or require further information.

Sincerely,

/s/ Grant A. Barber
Grant A. Barber
Chief Financial Officer